Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On November 10, 2008, NRG Energy, Inc. (“NRG”) hosted a conference call regarding the NRG Board of Director’s rejection of Exelon Corporation’s unsolicited proposal. The slides that were presented and a transcript of the presentation are included below.

Charting Our Course Phoenix, Arizona November 10, 2008 NRG: Focus on Value David Crane Chief Executive Officer

Safe Harbor Statement This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Investor Presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to certain risks, uncertainties and assumptions and typically can be identified by the use of words such as "expect," "estimate," "should," "anticipate," "forecast," "plan," "guidance," "believe" and similar terms. Such forward-looking statements include Exelon's unsolicited offer, our adjusted EBITDA, cash flow from operations, future growth and financial performance, and carbon strategy. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, weather conditions, competition in wholesale power markets, the volatility of energy and fuel prices, failure of customers to perform under contracts, changes in the wholesale power markets, changes in government regulation of markets and of environmental emissions, the condition of capital markets generally, our ability to access capital markets, unanticipated outages at our generation facilities, adverse results in current and future litigation, failure to identify or successfully implement acquisitions and repowerings, the inability to implement value enhancing improvements to plant operations and companywide processes, our ability to realize value through our commercial operations strategy, and our ability to achieve the expected benefits of our 2008 and 2009 Capital Allocation Plans and RepoweringNRG projects. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included in this Investor Presentation should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov.

Agenda The Exelon Offer Undervaluation Unattractive net synergies Unanswered questions Uncertain transactability NRG - The Path to Real Value NRG - Always Looking to Create Value, Not Empires Conclusion

Exelon Offer at Market Exelon's opportunistically timed approach seeks to exploit value aberration arising out of the current financial crisis which has nothing to do with the two companies' relative performance or prospects. Average = 0.501x High = 0.614x Low = 0.320x At-Market on 10/17(1) = 0.355x EXC Proposal = 0.485x Source: FactSet. 2-Year NRG / EXC Trading Ratio (Daily) NRG Exceeds consensus expectations Reports best quarterly results in history Announces 2009 share buyback program Exelon Reports lower year- over-year results Guides to lower end of range for 2008 Suspends share buyback program Exelon's approach to NRG at close to a 2 year low Proposed exchange ratio is at a discount to the average historical trading ratio

NRG Always Has Been Managed for Cash Implied Ownership at Exelon Proposal: 17% Source: Estimates reflect Wall Street estimates for Exelon and NRG management guidance for NRG. Where is the payoff? 30% 70% 26% 74% 0.833x 0.670x Implied Exchange Ratio Percent Recurring FCF Contribution Year 2008E 2009E

Exelon Offer Based on Fundamentals

NRG	Exelon
✓ Reports its best performance ever in 3rd quarter	✗ Reports lower year-on-year 3rd quarter results
✓ Raises 2008 guidance	✗ Guides 2008 to lower end of range
✓ Launches 2009 share buyback program	✗ Suspends share buyback program indefinitely
✓ Amasses record cash on hand and record liquidity	✗ Discloses multi-billion dollar unfunded pension liability

Given the recent relative decline in NRG's share price, NRG is significantly undervalued on a free cash flow basis compared to Exelon


7.4%
NRG
3.8%
Exelon
7.7%
NRG
3.3%
Exelon
14.4%
NRG
4.8%
Exelon
1 Year Ago
6 Months Ago
Current

Source: FactSet. Reflects consensus 1-year forward total free cash flow yields.

In the current environment, more than ever, cash is king

5

Cash Accretion for Exelon = Cash Dilution for NRG At the proposed exchange ratio, the transaction subjects NRG shareholders to significant dilution Dilution to NRG Source: Exelon investor presentation filed on 10/29/08, slide 5. Free cash flow per share dilution to NRG reflects Exelon's pro forma estimate for 2010 multiplied by Exelon's proposed exchange ratio. 42.4% Transfer of Value Accretion to Exelon While Exelon touted the accretion resulting from the transaction, Exelon failed to highlight that the "accretion" accrues only to Exelon shareholders (55.8%)

Synergy Problem Limited positive synergies Minus Uncommonly large negative synergies Equals EQUITY VALUE DESTRUCTION "Synergy Problem" In this environment, the negative financing synergies will lead to value destruction Whole (Exelon PF) > Exelon + NRG Positive Synergies > Negative synergies $180mm - $300mm/year duplicative costs = NRG Corporate G&A + Other duplicative costs But, also according to Exelon, there are negative synergies as well... $500mm transaction costs $100mm "Costs to Achieve" $300mm - $500mm per year of incremental interest costs(1) + + Fixed Exchange Ratio Deals... Which means... Where, according to Exelon, the positive synergies are ... Must be Must be (1) NRG estimate of total costs of refinancing

Exelon's Offer Leaves Several Critical Questions Unanswered Regarding the Combined Company's Prospects

Question 1: Is it a Viable Offer? All figures indicated are on a pre-tax basis. Excludes potential asset sales/cash that could reduce debt. 100bps change in underwriting or consent fees would increase costs by $73MM Not the best time to approach the debt markets Financing Method Potential Cost Other Factors New financing to refinance NRG's existing bond and bank debt (Total approx. $7.3bn) Every 100bps increase in interest rates adds $73MM to interest burden Underwriting fees will add to cost at 2%, represents an additional $146MM of cost Exelon has provided indication that interest rates would be in "double digits" Consent from NRG bondholders, existing NRG first lien lenders agree to refinance NRG's debt currently trades in the high 80s; if debt holders demand par to forego change of control, implies $800MM-$950MM of costs Outside of Exelon's control, dependent on view of market for appropriate compensation Is it possible? At what price? To date Exelon has been unable to demonstrate committed financing sources for the transaction Public statements by Exelon to date have hinted at a potential consent solution in the event that NRG was to agree to a transaction The Debt Refinancing Issues

Question 1: Is it a Viable Offer? Exelon's quest for credit rating upgrades will come at a significant cost for shareholders and will go unrewarded by rating agencies Exelon's commercial operations, finance, and risk functions may not be prepared to trade 48,000 MW off of a weak investment grade or sub- investment grade entity Managing business at BBB- means that Exelon will be working for the rating agencies and not the shareholders Higher system-wide cost of capital post-transaction due to weaker credit metrics and higher costs of NRG refinancing Posting requirements at sub- investment grade, in a high price environment, likely to be measured in the billions Risks to Managing Commodity Pressures Off Rating Criteria Credit Implications for Exelon The Credit Rating Issue

Equity Debt CREDIT/STATS EBITDA/Interest FFO/Total Debt Total Debt/EV FINANCIAL PROFILE EBITDA Guidance Liquidity Enterprise Value BUSINESS PROFILE Geographical Diversity Total MW 5 Year Average % Baseload Hedged Strategic Hedging Collateral Position Cumulative Corporate Debt Reduction Q4 2003 1.59 68.9% $554 $173 $7,042 3 Regions 18,200MW ~35% Cash nm $0 Q3 2008 Improvements - 140% e e - 22% e 3.81 22.3% 59.7% $2,400 $3,049 $13,711 4 Regions 24,020MW 63% 1 st Lien 333% e e 1,662% e 116% e 33% e 32% e 79% e e nm e $1,778 nm nm B+ CORPORATE CREDIT RATINGS S&P B+ In the competitive power generation sector, it is not wise to predicate a business strategy on credit rating upgrades ($ in millions) NRG Credit Rating Upgrade - Four Year Track Record

Rating Downgrade Triggered Equity Value Destruction at Constellation



Monday, Sep 15
Tuesday, Sep 16
Wednesday, Sep 17
Thursday, Sep 18
Friday, Sep 19
8 am
9 00
10 00
11 00
12 pm
1 00
2 00
3 00
4 00
5 00
6 00
7 00
8 00
9 00
S&P places CEG on CreditWatch
CEG w/ Moody's (no further action likely)
CEG w/ Moody's (Moody's threatening two notch downgrade)
CEG w/ Moody's (no comment as to whether EDF deal would keep ratings)
CEG decides EDF deal can't work
MEHC w/ agencies about CEG deal
CEG emergency BOD meeting
CEG w/ S&P (new conditions imposed to avoid downgrade)
Moody's downgrades CEG
CEG receives alternate EDF / KKR / TPG offer
CEG w/ Moody's (need MEHC $1bn or further downgrade)
CEG signs definitive MEHC deal

Source: Constellation Energy Group Inc. Form PRER 14A; filed 10/20/08

Exelon's preoccupation with credit ratings is a "franchise risk" to NRG shareholders

12

Liquidity Total Non-Lien Liquidity Available $3,049 Liquidity @ 9/30/2008 (1) For GAAP purposes, NRG carries cash collateral outstanding as Current Assets in millions NRG Unrestricted Cash $1,483(1) Restricted Cash 32 Cash Available $1,515 Synthetic LC's Capacity $1,300 Current use (766) Availability $534 Revolver LC's Capacity $1,000 Current use (0) Availability $1,000 Liquidity @ 9/30/2008 in millions Exelon Corporation and Generation Unrestricted Cash $83 Restricted Cash 73 Cash Available $156 Revolving Credit Facilities Capacity $5,791 Letters of Credit (181) Availability $5,610 Total Non-Lien Liquidity Available $5,766 Liquidity per TWh Generated 41x Liquidity per TWh Generated 38x With record liquidity, NRG does not need Exelon or its credit rating to ensure access to capital

Question 2: Under Exelon's Offer, Where Would All of the Cash Go? In the early years, funds available for share repurchases and growth CAPEX may be limited or nonexistent... Exelon Cash Flow NRG Cash Flow To maintain Exelon dividend (83% of which would go to Exelon shareholders) To pay down the expensive debt raised by Exelon and fund transaction costs To fund Exelon's $2.5bn unfunded pension shortfall To provide cash collateral for hedges To amass cash on balance sheet in an attempt to impress the rating agencies Potential Synergies?

No Near-Term Incremental Free Cash Flow Generated from the Combination .. . . resulting in negative incremental free cash flow 2009PF 2010E Cumulative 2- Year Impact Per Exelon's own estimates, no near-term incremental free cash flow once the costs are taken into account (1) (1) 2009PF reflects Exelon's estimate of transaction costs ($500mm), net of taxes. 2010E reflects Exelon's pro forma free cash flow estimate less the standalone free cash flow estimates for Exelon and NRG, all per slide 5 of Exelon's investor presentation filed on 10/29/08 less Exelon's $100 million estimate for implementation costs of synergies, net of taxes. Lower cash returned to NRG shareholders under the Exelon proposal NRG's Announced 2009 Share Buyback Program Exelon's Dividend In $ millions In $ millions

Question 3: What About "Exelon 2020"?



How Does NRG Fit?
Million tons CO_2/year
100
90
80
70
60
50
40
30
20
10
0
Exelon + NRG 2008
The Carbon Gap
?
Exelon 2008
2008
2020
Assist customers, reduce GHG 3.5mm metric tons
Includes implementing energy efficiency programs at utilities and smartmeters
Greening operations ~ 5mm metric tons
Includes reducing energy consumption in its building and build of green supply chain
More Low-carbon electricity 12mm metric tons
Includes development of CCGT, renewables, and expanding nuclear gen

NRG sees benefit in decarbonizing fleet, but it is of no value to talk about it if you can't show how you will achieve it

16

Exelon's and NRG's Growth Prospects are Very Different .... and We are Far More Bullish on Ours

NRG Growth Drivers / Exelon Growth Drivers Extracting Maximum Value from Existing Business Leverage off Inherent Advantages of Existing Assets New High Growth Revenue Opportunities PECO roll off in 2011 NRG growth drivers are intrinsically driven NRG Exelon ComEd roll off in 2013 Enactment and implementation of federal carbon legislation Exelon growth is regulatory- driven and politician-dependent

What is Exelon's Growth Strategy?

Pennsylvania Transition to Market

- PECO contract expires end of 2010
- Higher customer bills drive Exelon's earnings



11.52¢ (1)
+18%
13.65¢ (2)
6.00
2.41
2.63
10.54
2.63
2008 – 2010
2011

To what degree will Pennsylvania allow ExGen and PECO to profit in present environment?

Nuclear Carbon Value Capture

- Of Exelon's 19 nuclear units 11 are located in Illinois and the other 8 in Pennsylvania and New Jersey

Operating Earnings / share (1)



$4.53
$6.25
$6.46
2010E
2011E
2012E

Given the existing economic pressures on consumers, will Exelon be allowed to walk away with a multi-billion dollar financial "uplift" from carbon legislation?

Illinois Power Procurement Auctions

- ExGen offered to supply 35% ComEd load in 2006 auction
- 2007 Settlement resulted in the Exelon contribution of ~ $800 million to rate relief programs over four years

Future ComEd procurement outcomes uncertain, along with ExGen ability to achieve revenue targets

(1) I/B/E/S estimates per Exelon presentation of October 29, 2008.
(2) Illustrative rate increase based on PPL auction per Exelon presentation of March 6, 2008.

Difficult tough economic conditions usually do not result in a benign regulatory environment for utilities

19

Carbon: An Environmental Benefit at Risk

- **At first glance, Exelon carbon upside looks attractive to shareholders …**
  - 17,000 MW of merchant nuclear generation could yield ~$8bn value to Exelon shareholders[1] ($12/share)
  - Upside widely touted and advertised by Exelon itself
- **… but can it be realized?**
  - Carbon increases regulator concern over high Exelon earnings "on the back" of consumers already paying higher prices
  - PECO and ComEd retail load would incur an additional ~$5bn[1] in power costs (NPV) due to carbon uplift passed through from wholesale market
- **What could regulators do?**
  - Impose additional discount requirements on ComEd and PECO default retail service rates
  - Deny ComEd or PECO rate increases to cover their distribution costs
  - Propose a windfall profits tax or other mechanism to "claw back" carbon and PJM energy/capacity market uplift

Carbon Value

Assumes Open Position (1)



Bingaman-Specter 2012: $12/tonne
EIA Carbon Case 2010: $31/tonne
Lieberman-Warner Possible $20 to $40/tonne
Increase in ExGen's Pre-tax Income ($M)
Increase in ATC Price ($/MWh)
Carbon Credit ($/Tonne)

Carbon Value

Midwest
- ~90,000 GWhs in Midwest nuclear portfolio
- ~55% of time coal on the margin
- ~40% of time gas on the margin

Mid-Atlantic
- ~50,000 GWhs in Mid-Atlantic nuclear portfolio
- ~45% of time coal on the margin
- ~50% of time gas on the margin

Climate change legislation is expected to drive substantial gross margin expansion at Exelon Generation

- **Exelon defensive? Lobby NARUC and Congress to give all power sector allowances to LDCs like PECO and ComEd for free**
  - LDCs have no compliance obligations, so they would sell the allowances to companies that do
  - The allowance revenues would be used as a direct reduction to cost based distribution service rates
- **NRG view:**
  - We question whether Congress will give a large number of allowances to low carbon LDCs
  - Nuclear carbon upside will be harder to keep during period of economic and consumer pain

(1) Assuming modest Dingall-Boucher prices for 2015 - 2030

NRG view on claw back: Not ***if***, but ***how much***?

20

2008 2009 2010 2011 2012 2013 2008 0 17 50 100 125 150 Exelon Regulatory Driven Growth: Bad Timing Prolonged economic recession Democratic majority looks to use tax rebate to protect consumers from carbon costs during election cycle Hard-hit Illinois & Pennsylvania have another crack at Exelon Exelon nuclear emerges as single largest (unintended) beneficiary of Federal carbon legislation Exelon's growth at risk

Question 4: Can Exelon Realize NRG's Growth Potential (Just Because They are Big?) Exelon ownership likely to inhibit NRG growth Culture Exelon has a traditional utility structure, which means, multi-tiered bureaucracy, committee-driven, engineer-dominated Track Record Exelon has no track record of successful power plant development Exelon has no renewables business Experience Exelon management has no IPP experience Exelon management has no discernible entrepreneurial experience Cash Exelon cash will be used (or not used) to placate the rating agencies

Nuclear development is a high reward initiative but it also comes with an unacceptably high risk if you don't seek to avoid the mistakes of the 1970s-80s, including: Taking unnecessary first-of-a-kind technology risk Taking unmitigated EPC risk and escalation potential Ignoring manufacturing pipeline strength Wearing merchant power price risk Expecting subsidies and/or regulatory paradigm to counteract poor planning NRG and NINA believe that the fundamentals of project development are required regardless of whether the company is building a combined cycle or a nuclear plant Limit first-of-a-kind and pipeline risk by building what has been built before Create maximum licensing certainty Negotiate a strong EPC contract Get long-term off-take / PPA cover Bring in partners that strengthen developer team and project Utilize subsidies available, but don't rely on them for long-term success NRG's first priority is to protect our equity and debt investors NRG Leading Nuclear Development Program: One Case in Point

STP (NRG) & Victoria (Exelon) Comparison

NRG

Risk	STP 3&4	Victoria	Comments
EPC Contract	✓	✗	• STP has negotiated and signed a fixed price EPC contract that is substantially similar or better than traditional high quality fossil EPC contracts
Previous Construction History	✓	✗	• ABWR has been built four times on time and on budget in Japan • Toshiba, STP 3&4's EPC contractor, has been involved in the majority of the ABWR construction in Japan • Quantities are known and modularization techniques have been employed effectively
Previous Operating History	✓	✗	• ABWR has 12 years of operating history in Japan • The ABWR has an exceptional track record with high capacity factors when adjusted for U.S. regulatory standards
High Quality Offtake	✓	✗	• NINA has signed MOUs with multiple counterparties for PPAs for a large portion of STP 3&4 offtake
Multiple Funding Sources	✓	✗	• NINA's partnering strategy creates the potential for loans from Japan • Victoria would not have access to these funds with Exelon as the sole owner
Certified Design	✓	✗	• ABWR previously certified in 1997
Existing Supply Chain	✓	✗	• Toshiba has existing ABWR capacity • In addition, with four operating ABWRs in Japan there is an existing component and spare parts supply chain that has developed to service these plants • STP 3&4 will have the benefit of this supply chain
Aligned Vendors/Providers	✓	✗	• Toshiba is the prime EPC contractor and part owner of NINA, which ensures that Toshiba is highly motivated to see the project be successful

24

STP & Victoria Development Comparison (cont'd)

Risk	STP 3&4	Victoria	Comments
Existing Transportation & Construction Infrastructure	✓	✗	• STP 3&4 site was designed for four operating units with plenty of laydown space • There is an existing barge slip that makes transportation of ultra-large modules and RPV units possible with very little upgrading • In addition to a barge slip, there is an existing heavy haul road and rail spur
Highly Quality Nuclear Operator	✓	✓	• STPNOC is a highly rated and respected operator in the nuclear industry • STPNOC is the only operator in history to have 2 breaker to breaker runs in a row for both operating units
Adequate Water Supply	✓	✗	• The STP site has existing water permits with the Lower Colorado River Authority that will be sufficient to operate 4 units at the STP site
Existing Cooling Facilities	✓	✗	• The STP site has a 7,000 acre, above ground cooling reservoir that was designed to accommodate 4 operating units • Victoria would be required to construct a similar cooling reservoir or erect cooling towers, which would add additional costs
Community Support	✓	✗	• Matagorda County is highly supportive of the STP expansion plans • NINA has received letters of support from every level of the Texas government from Governor to Senators to Representatives to County Judges • Victoria has faced numerous attacks from community activists speaking out against the proposed greenfield project
Existing Transmission	✓	✓	• In Texas, power generators are not responsible for the construction of transmission lines to the power plant; however, STP is already an operating plant with transmission lines connected • Victoria is a greenfield site where transmission lines must be sited and constructed

25

NRG The Path to Real Value

2008 on target for record operating and financial performance Operational and Commercial Summary Safety results approaching top decile performance 3rd quarter 2008 OSHA Recordable Rate improved 46% versus 3rd quarter 2007 YTD OSHA Recordable Rate of 0.86 versus 1.63 in 2007 Coal plant operations approaching top decile performance 3rd quarter 2008 equivalent availability factor (EAF) improves to 95.4% from 93.6% in 3rd quarter 2007 YTD 2008 EAF improves to 91.1% versus 88.7% YTD 2007 STP 3rd quarter EAF at 100% Commercial Operations adds long-term strategic hedges 18.4 TWhrs of power hedges added during 3rd quarter 2008 53.7 TWhrs of power hedges added YTD 2008 FORNRG 1.0 surpasses $250 million goal $250 million goal achieved ahead of schedule FORNRG 2.0 launched Operational Highlights Financial Highlights 3rd Quarter 2008 Results Record quarterly adjusted EBITDA - up 7% to $758 million from the previous record last year of $710 million Cash from operations, excluding cash collateral, up 15% from $521 million to $597 million YTD 2008 Results Adjusted EBITDA up 13% from $1.73 billion to $1.97 billion Cash from operations, excluding cash collateral, up 26% from $1,083 million to $1,361 million Liquidity up $432 million, or 17%, during 3rd quarter to record $3.0 billion 2008 adjusted EBITDA guidance raised $100 million to $2.4 billion from $2.3 billion Initiating 2009 adjusted EBITDA guidance of $2.2 billion and 2009 Capital Allocation Plan

Managing Commodity Price Risk Baseload Hedge Position1 Open Energy YTD New Hedges 2007 Hedged Energy Hedged Fuel 26% 44% 68% 78% 95% 2009 2010 2011 2012 2013 21% 9% Hedging program utilizes commodity price volatility to lock in gross margin while lien program provides efficient collateral vehicle 22% 75% 62% 23% 57% 12% 104% 25% 1 Includes Northeast, South Central and Texas as of 10/16/2008. 2 Available baseload under the Lien Program represents 80% of total baseload capacity for first rolling 60 months and 60% for the next 12 months Total 116 TWhs of hedging capacity available 2009-2013 under the Lien Program MW's 5,083 4,625 3,806 2,220 873 6,469 6,751 6,772 6,965 6,836 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2009 2010 2011 2012 2013 Available Baseload Hedged under Lien Program 33% 14% 56% 68% 73% As of 10/23/08 Lien Program2

Heat Rates: Texas Always Recovers First Recession impact on demand muted given elasticity of residential/commercial load Limited access to capital will delay/cancel new build pipeline. (27 GW of proposed capacity at-risk) Reserve margins tightens as recession ends and the supply of new capacity is less Credit lockdown, financial crisis causes next reserve margin trough and accelerates heat rate expansion Source: NRG estimates, Ventyx E-Velocity Supply and Reserve Margin (ERCOT) Demand (ERCOT) Texas has historically exceeded the national average on GDP, employment and load growth statistics 2006-2007 8% rate of GDP growth per year (5.5% nationally) 2005-2007 employment growth 3.1% per year (1.5% nationally) Forecasted peak demand growth in Texas expected between 1.5%-2% On a weather normalized basis, Ercot is expected to grow 2% in 2008 Source: Bureau of Economic Analysis, U.S. Department of Commerce. (Nominal Units) Historical GDP NRG has greatest exposure in region best equipped to weather recession and take advantage of next economic cycle

Natural Gas Fundamentals – Seeds are Sown for a Recovery

NRG

Supply

- Significant decrease in natural gas prices (~40%) signals production cuts.
- Reduction in rig count could mean up to 4 Bcf/d of supply reduction.
- Access to capital has been severely constrained.
- Several E&P companies have announced 20%-30% reduction in 2009 Capex



Oct 30, 2008
Potential reduction of 4 Bcf/d
12-M forward strip at $7.68/MMBtu as of Nov 3, 2008
US Gas Rig Count
NYMEX 12-M Forward Strip Price
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$-
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00

Source: Bloomberg. Data from 1994-2008

Demand

- Sustained global demand growth for natural gas from electric generation.
- Future environmental regulations favors use of natural gas as the clean resource.
- Continued widening price gap between international LNG and U.S. market leads to inability to attract LNG to U.S. domestic market.
- Decoupling from crude oil prices make natural gas attractive for alternative use (i.e. CNG, home heating).



cagr = 3%
Natural Gas Consumption (Bcf/d)
NYMEX 12-M Forward Strip Prices ($/MMBtu)
300
290
280
270
260
250
240
230
220
210
200
$25.00
$22.50
$20.00
$17.50
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$-
2000
2001
2002
2003
2004
2005
2006
2007
2008
World Natural Gas Consumption
Natural Gas
Crude Oil

Source: Bloomberg, NRG estimate, BP Statistical review

We remain Bullish in our Natural gas outlook

30

Capital Allocation Business Reinvestment Debt Management Shareholder Return Growth Capital Q3 2008 $36M Maintenance CAPEX $53M Environmental CAPEX YTD 2008 $128M Maintenance CAPEX $115M Environmental CAPEX 2009 Plan $255M Maintenance CAPEX $256M Environmental CAPEX Q3 2008 $14M Debt Repayments $45M CSF1 option settle YTD 2008 $202 Debt Repayments $45M CSF1 Option settle 2009 Plan Term Loan B excess cash flow offer Q3 2008 $130M Share repurchases 3.4 million shares 2008 Program $270M share repurchases 6.73 million shares 2009 Program $300M share repurchases Q3 2008 $123M - Wind, CBY 4, STP 3&4 2009 $118M - Wind, CBY4, STP, GenConn YTD 2008 $373M - Wind, CBY 4, STP 3&4, Cos Cob 9/30/08: $3.0B Liquidity NRG has the capital to create value for its shareholders

NRG: Well Positioned for the Future Short-Term (1-2 years) Medium-Term (3-5 years) Significantly hedged 2009-2010 at robust margins Leveraged into the upturn Natural gas price recovery Heat Rate recovery, particularly in Texas Capacity prices trending to replacement cost Positioned to withstand down turn; Poised to capitalize on upswing

NRG: Always Looking to Create Value, Not Empires

NRG is the Best Positioned Competitive Power Generation Company NRG Fleet1 Gas 10,490 MW 46% Coal 7,525 MW 33% Oil 3,690 MW 16% Nuclear 1,175 MW 5% Exelon's generation assets, among others, are undeniably a good fit 1 Includes 115 MW as part of NRG's Thermal assets. For combined scale, approximately 3,450 MW is dual-fuel capable. Reflects only domestic generation capacity as of December 31, 2007. MW data as of December 31, 2007 PJM Baseload Low carbon baseload More balanced market diversification Renewables / new energy technologies Asset Strategic Priorities (in order): NRG is best, but we could be better still

Trend 1: Power Industry Consolidation in the Post Exelon/PSEG World

Slide from David Crane Presentation -
Merrill Lynch Conference: September 2006


2004
Q4
Q1
2005
Q2
Q3
Q4
Q1
2006
Q2
Q3
Exelon/PSEG Timeline
NRG
NRG/Texas Genco

Next wave of power industry consolidation no longer likely to be initiated with a wave of "mega-utility" mergers

Disaggregation of hybrid utilities to capture full generation value becomes more logical…

Deregulated Gencos and Merchant Generators are logical combinations, providing the requisite scale, geographic and fuel diversity


Consolidation Regulatory Compatibility Matrix
Acquirer
Target
Regulated IOU
worse
Regulated IOU
better
never
Merchant Generator
same
Merchant Generator


IOU
Regulated T & D
- Regulated
- Investment grade
- Yield
Deregulated Genco
- Non-regulated
- Sub-investment grade
- Growth
Merchant Generator

35

Summary

Exelon's offer is severely mispriced, highly conditional, and poorly structured NRG will continue on its current path of pursuing value creation through: Continued execution excellence Prudent balance sheet management Return of capital to shareholders Intrinsic growth (FORNRG, econrg, NINA) Extrinsic opportunities which create value Summary

Transcript of
NRG Energy, Inc. (NRG)
NRG Board Response to Exelon Offer
Conference Call
November 10, 2008
Participants
David W. Crane, President and Chief Executive Officer
Robert C. Flexon, Executive Vice President and Chief Operating Officer
Presentation
Operator
(audio difficulties) Have you join us at NRG conference call and webcast. The purpose of this presentation is to discuss Exelon’s acquisition result as announced. Formal presentation will be given by David Crane, President and CEO, Bob Flexon, Executive Vice President and COO. (audio difficulties)
First, a few housekeeping items. First we ask you that you silence your cell phones, blackberries (audio difficulties). Second, we will take questions at the end of the formal presentation from audience members only. [Operator Instructions].
Finally, the presentation is webcast live from our website at www.nrgenergy.com. You can access the presentation, some of which has been furnished with the SEC through a link on the investor relations page on the website. A replay of this conference call will be posted on the website for one year following this conference call.
Now, for the obligatory Safe Harbor statement. During the course of today’s conference call on November 10, 2008, management will provide forward-looking statements regarding future events. We caution you to consider the disclosures and risk factors contained in the company’s slide presentation and in our filings with the SEC that could cause actual results to differ materially from those forward-looking statements in this presentation and webcast. Also we would also note that this presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval.
Now with that, it is my pleasure to turn this over to David Crane, NRG’s President and Chief Executive Officer. David.
David Crane — NRG — President & CEO
Good morning everyone. Thank you for coming this morning. We know that everyone changed their plans to come here this morning. We very much appreciate you taking the time. We have a terribly lengthy slide deck today, which is in
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

conjunction with the fairly lengthy letter that was sent yesterday. The good news is we will try to run through it quickly and answer any questions you have.
As you can tell from the title of the presentation, our focus is on value. Certainly, as our board upon receipt of the proposal from Exelon tried to decide how in the present economic environment you focus on value and what creates value for NRG shareholders. We focused on four things. Those are the fourth things I will ask you to focus on today. Knowing my love for alliteration, they all begin with C. Cash, cost, conditionality, and the combined company.
I am convinced that when we go through this presentation there will be no doubt in your mind that the NRG board of directors has made the right decision in rejecting the Exelon proposal. Even more importantly, we also want to focus in addition to the Exelon proposal and we would like to talk about what we believe NRG can do to work through the current difficulties that surround each and everyone of us in the current economic environment. We feel we have done that well today, proven by our third quarter earnings and Bob Flexon will talk about that. Also, the way in which we feel that we can position the company as a springboard into the recovery that will happen afterwards. And, of course, the goal is to make sure that the NRG shareholders are not diluted as they get into that value creation. So, let’s get started.
The first thing that I want to talk about is obviously what Exelon has proposed NRG is an all 100% stock for stock deal and there have not been a lot of stock for stock deals done during the past few years during the period of easy cash.
So we start with the history of the exchange ratio. Obviously what this slide shows is the disconnect which has occurred over the past few months between market prices and true economic value. On this basis which is not what we consider to be the fundamental basis representative of fundamental economic value in the current environment. The offer made to us by Exelon, .485 Exelon shares for NRG shares. This is a discount to the 24-month average exchange ratio between the companies. It does not compensate NRG shareholders for the considerable implementation risks given that this proposal lacks a credible debt-financing plan and has serious credit rating implications which as yet have been unanswered. It does not reward NRG for the better performance or for our more attractive growth prospects and does not include any control on premiums. And all of that is important, but I think the most important thing and the thing that we are focused on most extensively by the NRG board which evaluated this transaction by every conceivable financial metric that we could come up with over the past three weeks, is that in these extremely uncertain times that we live in, cash is king and cash has never been the king before.
And the simple fact is demonstrated by this slide four is that at the exchange ratio offered by Exelon, NRG shareholders would own 17% of the combined companies even though our company produces 30% of the free cash flow for 2008 and 26% of the free cash flow based on projections for 2009.
Just to give you a sense of what type of exchange ratio this would turn into if there would be a fair exchange on this basis as set forth in this page is 0.833 based on
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

2008 or 0.67 based on 2009. Obviously a great deal higher than what we are talking about in terms of .485.
Now beyond the ability of the two companies to generate cash there is the use of cash. It is a bit counterintuitive because obviously Exelon is a much bigger company than NRG, but as we focus on it and we have been focused on free cash flow yield, our management of our balance sheet and our debt maturities and where we stand with the way we run our business is that we not only have substantial free cash — sufficient free cash flow on hand to run our business, but we also have excess free cash flow as demonstrated on our third quarter call where we announced the beginning of our 2009 share buyback plan. Our plan to take advantage of the fact that our restrictive payment basket has increased over $400 million. And to start with a $300 million share buyback plan for 2009. That compares Exelon who announced a buyback of their stock on their second quarter call and then cancelled it on their third quarter call in order to conserve cash.
As we look at their proposal to us, a lot of the analysis we did were the classic accretion/dilution analysis, but while they may be focused in their presentations on accretion/dilution on an earnings per share basis of course focused on how the transaction looks for Exelon shareholders. We look at the transaction primarily on an accretion/dilution on a cash basis as it applies to NRG shareholders. And you can see that the thing about fixed exchange ratio transactions is that they have a tendency to become zero sum games. What is good for one group of shareholders is bad for another.
I think that is highlighted on this slide in terms of showing how this substantial cash accretion that Exelon shareholders would achieve on this deal translates into very severe cash dilution to NRG shareholders. I’m sorry this was the slide was referring to.
So how you keep this from being a zero sum game? And this is where you get into the synergy issue or what we call in this case is the synergy problem. It is really quite a simple equation in a fixed exchange ratio ideal. Essentially the old equation that for an acquisition to work for both sides of shareholders the whole must be equal to — must be greater than the sum of the parts. In this case what that means is that positive synergies of the transaction have to exceed the cost of the transaction or what we refer to as the negatives synergies. In this case, and I believe these are using Exelon’s numbers they talked about $180 million to $300 million a year in positive synergies. These synergies are made primarily of G&A cost savings on the NRG side, a bit of duplication costs and maybe a little bit of procurement gain. And so that and again these are using their numbers. So normally in an M&A transaction, the positive synergies exceed the cost of the transaction, but what we have taken into account now is the extraordinary economic environment that we live in. The fact that because NRG is a sub investment-grade company and over $7 billion of NRG debt has a change of control clause attached to it, that in order to achieve these positive synergies and make this transaction happen, you have to have — you have to deal with the negative synergies or the cost of financing. Again if you look at those costs as put forward here, I think Exelon itself in its materials that it put out today has actually increased what they see as the negative onetime cost of the transaction from
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

$500 million to I think their number is $652 million transaction costs. There is a cost to achieve which I believe is somewhere between that $100 million to $200 million in achieving that positive synergies.
And then there is the very substantial cost of debt which at this point the issue is that nobody knows, but we estimate that refinancing our $7 billion of debt that we need to refinance or even to secure consent from our bond holders could result in costs in terms of extra interest costs that range in the $200 million to $300 million per year. Our cost of debt is now approximately 7% and refinancing debt in this market environment is at least a double-digit equation.
So when we do the equation in terms of this transaction, this is where we basically get the synergy problem. Since there are limited positive synergies in the transaction as proposed by Exelon, if you take out the large negative synergies, they are sort of trying to refinance low-cost debt at this point of time and what the equation results in is equity value destruction.
We also wanted to talk a little bit about some of the points that are talked about in the letter in terms of issues that we see with the combined companies prospects. Since it is a stock for stock transaction since NRG shareholders would obviously be invested in the combined company. Part of our board’s evaluation, certainly a secondary evaluation to the evaluation of price, but nonetheless an important one was what would the prospects be for the combined company. And the first question, of course is the implementation risk and I already talked about the potential cost of the debt financing. But also there is a question of is it even possible. The recent public communications from Exelon indicated that possibly we could work together on consent from bondholders. That is an area that has proven difficult for us in the past. We are aware that the bondholders if they hold out for a change of control, our bonds currently trade at 88 or I believe in that area that the bondholders would have the right to be bought out at 101. So to us, by no means we are convinced that the debt refinancing approach that has been proposed or suggested by Exelon is one that is viable.
The second issue and this is an issue that obviously has arisen since Exelon proposed their — made their proposal to us on October 19. What they have articulated several times in their public discussion is their preoccupation with credit ratings. Obviously they have already been downgraded by Standard and Poor’s as a result of their initiative toward us. This is an area where I think there is the probably the starkest difference of opinion between ourselves and Exelon. Our viewpoint based on five years of having run a competitive power generation company is that depending on the rating agencies for a friendly weighting agency and then the prospect of future upgrades is both futile and dangerous to equity shareholders. I make that point here. Look at our own track record. This is sort of a profile of NRG from a credit perspective from the time we emerged in bankruptcy in the fourth quarter of 2003. This is NRG five years later. You look at the vast improvement in the company’s credit metrics. I will not pick out everything on this slide but liquidity up 1600%. EBITDA up over 300%. And let me show you how successful we have been in terms of getting actual credit rating improvements out of the rating agencies. So essential in my point is predicating any business plan in the competitive power
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

generation plant industry on getting credit rating upgrades is one we don’t think is destined for success.
And then there is more importantly the dangerous part of this thing. And if anyone I would commend people to read the Consolation and Energy’s Amendment Number One to their proxy statement which they filed at the end of September. Deep in the back of that proxy statement they give a chilling moment-by-moment account of the week of September 16th. What actually started on September 12th when the management concluded that in order to avoid credit rating downgrade they need to raise $500 million to $700 million of equity. Of course they reached that conclusion at the worst possible time possibly in the history of economics to do that. And it became very difficult and that led to the 72-hour period the following week which is depicted on this page where basically they received an offer from mid American that they wanted to refuse — that management wanted to refuse, the Board of Directors wanted to refuse. The credit rating agencies kept putting a gun to their head. And so in order to avoid the rating triggers that came with the downgrade below investment grade, they had to agree to a transaction which from our point of view and probably from their point of view probably destroyed equity value on a level that they had not ever anticipated. So while it is counter intuitive to some people, we continue to believe very fervently and this is the point we have been making for five years that the optimal credit rating position to be and if you are a competitive power generator is BB. When you are sub investment grade, you don’t have a rating downgrade triggers of the type that come with being a low investment-grade.
Now we have talked about cash and I will keep emphasizing the point that cash is king. Some of the commentators who have talked about this combination of Exelon and NRG noting that much greater size of Exelon have indicated that NRG being part of Exelon will give us a more solid financial base. I don’t make any negative comment about Exelon’s liquidity. I am sure it is right for the business they are doing. If you look at the most important metric within liquidity of cash, cash available to NRG right now $1.5 billion and cash available to Exelon $156 million. What I mean to demonstrate with this slide is that we have adequate cash indeed. We have excess cash and as I mentioned before, that allows us to announce the share buyback that we announced just a couple of weeks ago. So the idea that this proposal brings the necessary liquidity cushion to NRG is really untrue and unfounded.
That is where we stand with cash now. Then there is the question — and I would say this is an uncertain question on our part. We’ve looked at the investor presentations that Exelon has put out and we listen to their CFO talk about how they will dedicate themselves if this combination goes forward to restore their credit rating and what that implies in terms of how they use their cash. But as we try and look at the various things that the cash as a combined company would go to, over the — once the companies were combined. We see the things listed here. We see lots of uses of cash, but we don’t see too many uses that actually benefit NRG shareholders. What we think benefits our shareholders which we think we can do on our own is buyback and investing in the company’s future through growth CapEx.
The next slide essentially depicts that. Again trying to rebut the normal suggestion that because Exelon is bigger that this will allow NRG shareholders to sort of realize
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

more cash and from our perspective and our analysis we don’t see this transaction as being net cash generative to NRG shareholders. We don’t see it resulting in more cash getting back into the hands of NRG shareholders than what we’re capable of doing now.
Switching topics, there is the question of carbon. Another, that has been made by commentators is that NRG obviously being a high carbon emitting coal-fire generator, wouldn’t we like to be part of a utility that has a bit of a green halo around them because they produce much less carbon with more megawatts. While that is undoubtedly true, we would certainly like to be part of a greener power company than we are now. We are working toward that. Towards that with our decarbonizing initiatives in nuclear and elsewhere. We don’t actually see how it works in this case. There is no point in putting value on having a green halo if by joining the company that you are talking about, the green halo will disappear. That is the point we have here. Exelon produces about 20 million tons of carbon right now. When you add NRG on top of Exelon, the pro forma company would produce over 80 million tons of carbon per year. Exelon has a laudable goal I think under the name Exelon 2020 of making themselves carbon neutral on the basis of their current carbon footprint by the year 2020. When you look at the three aspects of how they will doing that; assisting their customers, greening their own operations, building a couple of wind farms and a couple combined cycle plants, you can at least arguably see how that adds up to 20 million tons. They have not outlined, and we cannot figure out, how you take a company which emits a total of 80 million tons of carbon and turns them into a zero carbon company in 12 years’ time.
Finally before I turn it over to Bob, I want to talk a little bit about what we see as a very different growth prospects for the companies. Both companies think that they have significant growth in their future. We have analyzed the situation and while we are certainly comfortable with the type of growth that we are talking about, I’m personally not going to talk about it too much unless people have questions because we just talked about recently in our third quarter call. We have talked about it for years, what we’re doing with our “FORNRG” program, which has been highly successful, our “repowering NRG” program which particularly features our nuclear development. And we have — with me today is Steve Wynn (ph) who runs that effort. And our “econrg” which is our decarbonizing effort.
Exelon — as we as a board evaluate Exelon’s own growth prospects what struck us was how intertwined their growth prospects were with the political and regulatory environment as it depended on the PECO and the ComEd roll off to full competition in 2011, 2013. And most notably how much their growth depended on the enactment and the implementation of federal carbon legislation.
We have it here a great deal of detail about how we evaluate these things particularly the risk of carbon claw back which we feature here on slide 20. What I really want to do is just talk about very big picture which is basically to say, what we believe and our preparing for what may be the worst and most pronounced economic recession that any of us have experienced in our lifetime. We think that the timing for Exelon in terms of the things that lay ahead for them is very unfortunate in the sense that there is no doubt that Exelon’s nuclear fleet could be a huge beneficiary of federal carbon
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

legislation, for example. By some estimates, and we don’t dispute this, their nuclear plants could achieve a $7 billion NPV gain. But at the same time the other estimates that are important is that the cost of federal carbon legislation to the PECO and the ComEd customers could be $5 billion. It is difficult for us to imagine in the current political environmental economic environment that the public policy makers are going to allow a bunch of nuclear power plants that were built well before carbon was an issue, to walk away with $7 billion while imposing a $5 billion cost on the rate paying voters who are the customers of that same company. So to us it is hard to quantify, but the carbon claw back risk was one that concerned us.
On top of that — that is on top of of course the potential rate shock risk that PECO and ComEd customers will have. Obviously the PECO situation comes off at the end of 2010. Based on current prices in eastern PJ under the $60 price that the customers are currently paying for their wholesale price would become $77 which could result in an 18% increase in the cost to PECO customers. Again I think it is difficult to sustain these things under the best of times, but under the economic times we are going into, we think that will be a very challenging objective. From our perspective we see Exelon’s financial growth at risk and largely beyond their control.
Another point we wanted to mention and I have had a lot of experience in this and this gets to some of the softer things which are much more apparent to us and possibly you and the investment community. But, the simple fact of the matter is that they are absolutely huge differences between the way a utility holding company is run and the way a competitive power generation company is run. There are cultural differences, structural differences. There are differences in terms of the type of managerial experience that you are looking for. One of the things that we found lacking in the information that Exelon has put out there is any indication of how the combined company would be run. Running a 48,000 megawatts company in the five key regions that the combined company would have is not for the faint of heart under any circumstances. But in this financial environment, how you hedge those — how you hedge the positions of that enormous fleet, how you collateralize the hedge positions are all significant issues that we think need to be carefully looked at.
The other thing I would say about this is if you think I am just talking my own book as they sometimes say, I would just invite you to look at the track record and the history of utilities trying to manage competitive power generation companies is not good. When I made that point to some investors yesterday they indicated to me, well, what is the history of independent power companies? Didn’t you go through a bad experience in your own industry several years ago? Of course that is true. I can tell you from personal experience having come into NRG at the end of 2003, NRG as it was originally constituted was a northern states power contractor. The history of the industry of the IPP industry leading into (inaudible) was that it was being run by utility people. You look at the people on the podium here, you won’t see a single person from a utility company in the management team. You look at Jack Fusco’s (ph) team at Calpine, you won’t see a single utility manager. I am not trying to disparage utility managers because they have skills sets that are very important in the context of a rate-based utility. I’m just saying that running a competitive power generation company is a very different experience. And that’s just on the management front. The way you structure utilities are overwhelming siloed, overlapping levels. They’re
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

set up to be secure, not lean, nimble entrepreneurial companies which is what we think is the future of independent power companies. I will come back to that point. This is a qualitative point. But it is a serious point that we would think that this company, if Exelon is to go forward, we would like to have more clarity as to how they actually expect to structure the company, how they expect to run the company.
So that is it in terms of running the day-to-day operation of the company. Then there’s also the question of the history of utilities in terms of actually developing power projects. That history is not particularly strong either as well. The point I would like to make here and this is directly relative to Exelon and us is that many of the commentators who have commented on this proposal combination have said that they actually see positive combination in terms of Exelon taking over NRG nuclear development program. What we try and highlight over the next three pages and we will leave them for you to read. I will not go through it in detail. Steve Wynn (ph), like I said is here and can talk to you about it. But suffice it to say that NRG has almost a diametrically opposite approach to nuclear development from Exelon. Our approach is based on spreading the risk, maximizing the value and most of all, given the size of nuclear development, protecting the NRG balance sheet. This is a very, very different approach from the approach they have gone down.
I leave you with the conclusionary statement that I totally reject the notion that our own industry leading nuclear development program would be actually improved by being in the hands of Exelon. I actually think it would be imperiled.
On that note, I will turn it over to Bob Flexon to talk about where we go from here.
Bob Flexon — NRG — EVP and COO
Good morning and thank you David. I will be beginning on slide 27.
On slide 27, we highlighted what our third quarter looked like. The point of this slide is not so much as to take a look at what happened the last three months where we reported record operating profits, record financial results, and record liquidity. The point of this slide is to talk about what we have done for the previous 54 months prior to that quarter. Since NRG emerged in December 2003, we have understood that this business is one that is driven by free cash flow. We focused our efforts on free cash flow. What we have done over those 54 months prior to this quarter is we focused on having an accident free environment, safe reliable operations and also as David showed on one of his slides, we have a program called “FORNRG” which is our internal improvement program and doing what we can to get costs out of the system, bring efficiency into this system and gain a level of reliability from our plants. That all culminated in the third quarter by really just hitting for this cycle, if I can use a baseball term, where we got the safety and we’re at our best performance ever on safety and we’re at our best performance from a plant standpoint. We certainly are doing particularly well in our cost improvement program where we achieved the $250 million goal. And finally, the record financial performance brings it all together as being a home run for us during the course of the year. That is the point of this slide as to what we have been able to do since we emerged.
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554
info@vcall.com
www.vcall.com
www.investorcalendar.com

One key element in our strategy is how we manage the business is our hedging program and how we manage commodity prices risk. On page 28 we have highlighted our hedging program there. There are four key takeaways when you think about our hedging program at NRG. First of all, it’s a rolling 5 to 6 years out. When you look at the hedging profile, the prompt year and the prompt second year are typically nearing fully hedged status. If you take a look at the fuel and the energy, we keep it closely matched. That’s the second point. We have the five-year rollout, we have the matchbook, and then the third point being that the hedging occurs during periods of volatilities. If you take a look at what we had in hedges last year versus this year, we have been far more active this year as we saw in the first month six months of this year were very high commodity prices, high volatility and we locked in about 54 terawatts hours of power hedges during the course of 2008. That’s how we see the hedging program continuing in the future, is to pivot off that volatility.
The fourth point and probably the most important point for any actively managed portfolio is how to have an efficient collateral vehicle to do that. On the right-hand side of the slide it shows our Lien program and the capacity of our Lien program. But our Lien program provides a cashless means for us to make these hedges or have these hedges going out for five years. And to the extent that commodity prices go up after we do the hedges, that the counter party takes the first lien position. So we don’t run the risk of a rating downgrade, suddenly have to post additional cash collateral and the like. It’s a very efficient vehicle that allows us to do this hedging program. A little bit later on, I will talk about the benefits of being hedged over the next 24 months as we get into some recessionary pressures in this business.
When we take a look at our portfolio and where we’re going in terms of our profitability, we will be if largely levered to Texas as we have been in the past. In Texas it is a story of two things. One is heat rates and then the second is gas. When we first talked about the heat rate side of it, Texas is the marketplace that when you’re in a recession is the least affected in the country. If you take a look going back to 1999, Texas has outperformed the national average in things like GDP, employment, and in load (ph) growth. If you take a look at the past history there and as we look forward Texas is likely to be less impacted by recession and more likely to come out of the recovery faster. If you look on the supply side, the issue on the supply side is how much gets built. If you’ve got 27 gigawatts over the next few years that are forecasted to be built in Ercot, but given the current market environment for commodities, for financing, for hedging, the likelihood of that being built is rather low at this period of time. If you take away that 27 gigawatts of proposed build, you see a reserve margin as you go into 2011 and 2012 becoming very tight, call it in the midteens areas. As you go through a recessionary period, if you think back to our hedging slide a moment ago, over the next 24 months we are largely protected with our hedges of power and energy. As you go out on our hedging program three or four or five years down the road, as our portfolio starts opening up, that’s the same point in time that you would expect, based on past history for recessionary pressures to wane. Without new build, you would expect the heat rate to tighten up very quickly in that type of environment. So we remain a bullish — our view remains very bullish on the Texas marketplace.
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554

info@vcall.com
www.vcall.com
www.investorcalendar.com

On the gas side of it, and the case here again is what is happening in the commodity markets and the financing markets. You see on the supply side we have plotted out on page 30 on the bottom left hand side gas recount at various natural gas prices over the past 14 years or so. If you took a look at where gas prices are today, it implies roughly a 4 Bcf decline in gas production. If we take a look at the financial markets and some of the announcements recently coming out around capital expenditure, you can see the CapEx had been cut roughly $6 billion over the next year due to the financing pressures and the commodity price pressures. The supply side we see cutting back. It’s a very different story on the demand side when you look at what is happening globally with natural gas becoming the fuel of choice. We expect continued demand for natural gas in the marketplace globally. LNG continues to sell at a premium to the U.S. markets so we are seeing very little LNG imports into this country. When you look at the unconventional supply in the U.S., the break-even cost including the return from published reports we looked at, is upwards of $8.50 per million Bcf. Our fundamental view on natural gas is bullish long-term and in the near-term, again with this commodity price pressure and recessionary pressure, that again is the period in time in which we have a hedged profile.
What this all means is going back to day one when we originally started out back in the summer 2003 in recognizing it is not all about one thing, it’s about being able to take the free cash flow and using it for all parts of your business. First and foremost we reinvest in the business. We’ll continue to do that. Our maintenance CapEx, our environmental CapEx. We manage our debt levels. We have our targeted capital structure that we operate within. We have the development program where we are bringing new assets online and will continue to allocate cash for that. And finally, a key component of how we manage our cash is to provide a regular return to shareholders which we have been doing over the course of the past several years and we will continue in the future.
So to wrap this up, in the short term while we see a lot of pressures economically, our hedge profile provides the free cash flow that we’ve been accustomed to seeing. Our free cash flow rates of over 20%, where they are today will continue on into 2009 and beyond. And in the medium term going out 3 to 5 years as the recession falls back and Texas recovers and the overall market recovers, gas demand continues to climb. We remain very bullish on what that outlook means for us and the long-term value of NRG.
I will turn it back to David.
David Crane — NRG — President & CEO
Thank you Bob. Now I will just wrap up by talking about a couple of things about the future — a couple of big picture things. I think one thing that we have always been a proponent of in this industry is consolidation. The initiative of Exelon toward us, if it’s a harbinger of anything to come as a harbinger that maybe that consolidation is upon us. Another wave of consolidation and that can be a good thing. I think it is important as we think about consolidation in this industry, that one does not want to pursue scale just for scale sake. We don’t want to get back into the period we had a decade ago where people were pursuing bragawatts not megawatts. What we talk about in our company when we talk about consolidation is scale with a purpose. Over the last
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554

info@vcall.com
www.vcall.com
www.investorcalendar.com

four and a half years we have done deals like Texas Jenco (ph), buying the other half of West Coast Power which we think undeniably and incontrovertibly made us both bigger but also better. Created value for our shareholders. We also avoided deals, avoided more deals than people in the room know which we think would not have had the same affect. So for us, we think we have the track record, we are not opposed to doing transactions. I know the letter we sent to Exelon was very lengthy, but I particularly invite people’s attention to the last paragraph of the letter where we say we are a willing seller and willing buyer at the right price.
Specifically what I want to talk about in conclusion is if we look at the situation and we have said this in the past, we feel that we are in the best positioned power generation company in the country. We think the statements that Exelon has made about how they scour the country, look far and wide and look up and down and this is the one investment in the country that makes sense for them, I think legitimates that. But we have also said in our investment presentations that there is no denying that as good a position energy is, we could be better. We could have, as I like to say, greater scale with more purpose. We have never denied and we put on this side what we think would make the NRG portfolio better. PJM baseload, low carbon baseload, more balanced market diversification, more green technologies. There is no denying and nowhere in the six pages of our response to Exelon do we deny that the fit between NRG and Exelon Generation is a good fit because it is. Our focus is on the price and by the price I mean the exchange ratio and essentially a category of other things which basically adds up to the fact that the structure that they proposed is wrong for a competitive power generation company.
As my colleagues know, that if they come to me not liking that the course of action that NRG is on is the right one, that they just can’t say it’s a bad course, they have to come up with something better. In that spirit, I wanted to at least suggest to you a constructive alternative. I noted that in the Exelon Investor Presentation they took one of our slides from a previous presentation we made talking about the five imperatives to being an ideal competitive power generation company. And I think that if they were going to troll through old NRG presentations, they should have gone back a little further to the Merrill Lynch presentation that we made in September 2006. That was the — and I’m glad to see that Elizabeth is here because a long time expert in the industry and I’m sure she remembers that conference very well. That was the one where Elizabeth paired myself and Joel Staff (ph) and John Wilder (ph). Most of that discussion that day of course was us articulating our position on carbon and John Wilder articulating his position on why he thought building 11 coal plants in Ercot was the thing to do.
Also what we talked about on that day and what we presented was this slide. In the immediate wake of the demise of the Exelon PSEG merger we talked about future of consolidation as we saw it. You will note particularly looking along the bottom, that we thought there really two types of combinations that made sense. Regulated utilities and merchant generators and merchant generators and merchant generators. And you see how we played it out across the bottom right of the slide. There is one very, very important aspect of what we proposed on that day which is missing from the current Exelon proposal. That is that in order to make this really work, you have to disaggregate the utility, you have to split the deregulated generation from the
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554

info@vcall.com
www.vcall.com
www.investorcalendar.com

regulated T&D business. If you think of the risks and concerns that we raise in our letter about this proposal as structured by Exelon, the number of things that would be solved or at least mitigated by working out a combination that splits the companies. It would reduce the ongoing regulatory risk, it would reduce the potential for carbon claw back. It would separate the highly cash generation business from the cash absorbing T&D business. It would handle the credit rating issue and the T&D business — the regulated T&D business to get the BBB rating with — complete with the rating triggers that they see while the generation business could be solid BB as we advocate. And you might also if you look at this — such a transaction this way, you might also be able to solve the equation as the whole equaling more — being greater than the sum of the parts. And if you look at the overhead cost structure or a utility versus the overhead costs structure of a company like NRG, there are probably two or three more times more cost that can be taken out on the other side then taking out the cost of the IPP.
So, if we want to talk about a transaction with Exelon I think we really need to talk about two things. One is an exchange ratio that makes sense and the other is a structure that makes us. That’s something like what we’re talking about here.
Finally, in summary and before we answer your questions, I think we have made it clear why we feel that the Exelon offer was not accepted by the NRG board. We see immense opportunity for NRG in the years to come as NRG responses to what we see as the great dynamics in our industry going forward; the focus on sustainability and climate change, the need to rebuild the nation’s energy structure. We think were very well positioned to capitalize on those trends right now. But in order to capitalize on those trends, it would certainly be useful to be bigger, but it’s more important to be lean and nimble and entrepreneurial. In that situation the structure is critical. So actually going back to the Merrill Lynch conference in 2008, my focus then was that the key to being a success competitive power generation company in the future is to take our queues and be more like the Silicon Valley venture capitalists. That is looking forward approach not the looking backward approach of being more like a traditional utility.
So at the end of the day what I would say to you the equity holders of NRG is that we remain committed as a management team and we are empowered power right now to focus every day on working for you. That is what we want to continue to do. Not put ourselves in a position where the company is basically working for the benefit of the credit rating agencies.
So with that we would be happy to take any questions that anyone has. I think we have 10 or 15 minutes before people have to get back to the conference. Do we have microphones?
Jeff Rosenbaum from DE Shaw (ph)
So as part of the transaction — sorry Jeff Rosenbaum from DE Shaw (ph). As part of the Exelon transaction they talked about the path they took and the timing being accelerated, but they are worried about or concerned about other potential transactions that NRG might take which they might consider poison pill to doing a transaction to NRG. Can you comment on what the status of other strategic
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554

info@vcall.com
www.vcall.com
www.investorcalendar.com

alternatives are at the current time and if you’re putting them on hold to figure where (inaudible) forward?
David Crane — NRG — President & CEO
One of the comments I made during the presentation was we think in the present environment there is a lot of talk between a lot of people about transactions, about consolidations. One of the points I made is that the week that Exelon approached me about having the meeting that resulted in the September 30th discussion, John Rowe was not even the first utility executive to call me that week. There is a lot of discussion going on between a lot of people both on the selling and buying side. We are participating in those. We think we have a duty to our shareholders to look and see where value can be created. In our view, and we have held this view through out even when we were looking at Calpine, it was not our intention that Calpine thing be in the public. Any combination in this sector I think is a very, very complicated thing and it needs to be done in a cooperative way and quite frankly it needs to be negotiated in a private way. So I can’t comment on any specific thing. To the extent that Exelon thought that they were preempting something that was eminent, they were completely wrong. So, but we have in the past — we have a group of people that look at this stuff every day. They will continue to look at this stuff every day. I can’t really predict when anything happens. All I can predict is that we will make sure from our perspective and shareholder’s perspective it only happens if it is value creative to our shareholders.
Are there any other questions? I know it is early in the morning and you getting yourself primed for an exciting conference over at EII (ph). We really appreciate you coming over this morning. Thank you very much and if you have any specific questions for any of our team, they would be happy to answer those questions. Thank you very much.
Vcall
601 Moorefield Park Dr.
Richmond, VA 23236
Phone: 888-301-5399
Fax: 804-327-7554

info@vcall.com
www.vcall.com
www.investorcalendar.com